June 20, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Universal Stainless & Alloy Products, Inc. Registration Statement on Form S-3 (No. 333-212064) Delaying Amendment

Ladies and Gentlemen:

Universal Stainless & Alloy Products, Inc. (the “Registrant”) is filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-212064) filed by the Registrant on June 16, 2016:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions regarding this request, please contact the undersigned at (412) 257-7600. Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Paul A. McGrath
Paul A. McGrath
Vice President of Administration,
General Counsel and Secretary